Alamos Gold Inc.	Suite 2010, 120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

Wednesday, July 5, 2006	For Immediate Release

Alamos Gold Inc. Announces Update on Operations

Alamos Gold Inc. (“the Company”) (TSX: AGI) announces an update on operations at its Mulatos Mine in Sonora, Mexico.

Mine operations continue to demonstrate progress in achieving production targets.  The original feasibility goal of 10,000 tonnes per day (tpd) of crushed ore was achieved in June with the best fifteen days achieving an average of 14,600 tpd which is close to the expansion rate of 15,000 tpd.  Crushing levels of up to 1,000 tonnes per hour of ore with 80% passing ½ inch are currently being attained.  Total crusher throughput to the leach pad in the quarter was 690,000 tonnes of ore compared with 441,000 tonnes in the first quarter.  Crusher throughput continues to be supplemented by run-of-mine ore hauled direct to the leach pad. Although current crusher throughput is encouraging, second quarter production was below expectation, primarily due to the crusher operating at half of budgeted throughput, due to additional commissioning and unscheduled maintenance.  A review of crusher operations was undertaken by Metso Corporation, a crushing consultant, in the second quarter.  The four crushers including the primary, secondary and two tertiary crushers are in excellent condition.  The 1.6 kilometer overland conveyor has run well since commissioning began.  Modifications are in progress to make the connecting pieces more reliable and ensure critical spares are in place.

There continues to be strong correlation between mined benches and reserve block model.  Full benches which have been mined have had 2,420 more ounces of gold, or 4% higher than the reserve block model.  The mine recently initiated a leach pad expansion: there are currently 160,000 m2 of leach pad in operation with an additional 200,000 m2 under construction.

 The production target for the mine was set at 140,000 to 155,000 ounces gold for 2006. Gold production in the second quarter will be approximately 24,000 ounces of gold, compared with 21,400 ounces in the first three months of 2006 (before refinery settlements), and 5,517 ounces in the fourth quarter of 2005.  The mine also recovered approximately 10,500 ounces silver in dore. The mine is expected to be near the lower end of its production target for the year if the crusher can achieve average daily throughput in excess of 15,000 tpd of ore for the balance of the year.

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas.alamosgold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission.  Production projections are based on achieving crushing throughput and estimated recoveries of gold which may not be achieved. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.